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                             December 19, 2022

       Zvi Schreiber
       Chief Executive Officer
       Freightos Ltd
       HaPo   el 1
       Derech Agudat Sport HaPo   el
       Jerusalem, Israel 9695102

                                                        Re: Freightos Ltd
                                                            Registration
Statement on Form F-4
                                                            Filed December 9,
2022
                                                            File No. 333-268742

       Dear Zvi Schreiber:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed December 9, 2022

       Proposal One - The Business Combination Proposal
       Background of the Business Combination, page 98

   1. We note your revised disclosure in response to comment 2. Please identify the peer group of public companies
that Gesher's management considered in arriving at the initial estimate of the
enterprise value range. With respect to the discounted cash flow analysis, disclose the discount
rates and the basis for Gesher's management selection of those rates.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Zvi Schreiber
Freightos Ltd
December 19, 2022
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Robert Babula,
Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar, Staff Attorney, at 202- 551-
3844 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.




                                                           Sincerely,
FirstName LastNameZvi Schreiber
                                                           Division of
Corporation Finance
Comapany NameFreightos Ltd
                                                           Office of Energy &
Transportation
December 19, 2022 Page 2
cc:       Stephen Alicanti
FirstName LastName